Exhibit 99.35

Abaxx Announces SmarterMarkets™ Podcast Passes One Million Downloads

TORONTO, Sept. 25, 2022 -- Abaxx Technologies Inc., (NEO: ABXX) (OTCQX: ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange (ACX), announces SmarterMarkets™, its media platform producing a weekly podcast focused on redesigning markets and technology to better serve society, has surpassed 1 million downloads.

Highlights:

●	SmarterMarkets™ passes 1 million downloads milestone

●	72% of podcast listeners are Director level or above at their organization

●	55% of listeners work in the Energy, Financial Services and Technology sectors

Series content features entrepreneurs, icons, and executives of commodities, capital markets, and technology ranting on the inadequacies of our systems and riffing on ideas to improve them.

The podcast is a forum for professionals who believe in the critical role of markets in society and the global economy. As Abaxx is in the business of developing infrastructure and tools for risk management supporting the energy transition, the media platform is instrumental in revealing problems and challenges faced by market participants. SmarterMarkets™ views the world as a network of three interconnected systems: Commodities + Energy Resources, Technology, and Social Systems including climate.

“We wanted an informational and educational podcast to open-source problems and crowdsource solutions with people immersed in the issues. It’s our playlist and reading list we share with other people and companies thinking about, and working to solve, similar problems as Abaxx. The feedback and inbound comms from our prospective Exchange clients and partners have exceeded our expectations,” remarked Josh Crumb, Abaxx CEO.

Prior to founding Abaxx Technologies and launching SmarterMarkets™ Media, Josh Crumb was Head of Metals Research at Goldman Sachs where he met current host, David Greely, Goldman’s former Head of Energy Research and Chief Commodities Strategist. The two connected over the growing polarization in geopolitical and economic discourse, impeding discussion, debate, and most importantly, change.

“Our world is facing big challenges. We believe that technological innovation is the critical driver for more efficient commodity markets. Getting stakeholders with different points of view to work together starts with conversations; conversations lead to understanding and connection — and that leads to meaningful action. That’s what SmarterMarkets™ is about.” Dave Greely, Abaxx Chief Economist and SmarterMarkets™ Host.

SmarterMarkets™ initiates conversations where energy and mining executives can better understand tech, tech executives can better understand commodity and financial markets and climate activists can discover market-based dimensions to shared issues. Past guests have included Daniel Yergin, Jeff Currie, Hannah Hauman, Robert Friedland, Michelle Dennedy, Peter Zaman, Arjun Murti, Susan Sakmar, Philip Hardwick and Walt Lukken.

In addition to a refreshed website, the platform is being restructured for future functionality enabled by Abaxx’s ID++ identity and messaging applications. As part of the commercial product roll out, the intention is for a digitally credentialed decentralized community to network collaboratively on technological and market-based solutions to global problems.

SmarterMarkets™ airs new episodes weekly on Saturdays at 10:00AM EST, with episodes available for download from the SmarterMarkets website at any time. On air now is the podcast’s newest series: Winter is Coming — assembling global energy icons to discuss the outlook for natural gas and LNG this winter and beyond, in the face of all that has happened – and is happening – in Europe.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“ACX”, or “Abaxx Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Inc. and the creator and producer of the SmarterMarkets™ podcast.

For more information please visit abaxx.tech, abaxx.exchange and smartermarkets.media or follow along on social media. LinkedIn: @Smarter Markets

Twitter: @Smarter_Markets

Media Inquiries:

Abaxx Technologies Inc.

Smarter Markets Production Team

E-mail: info@smartermarkets.media